Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Period From January 1, 2006 to June 16, 2006	Period From January 1, 2005 to June 17, 2005

Income (Loss) Before Income Taxes	$20,061,570	$(11,086,066)
Fixed Charges	16,746,318	7,392,441
Amortization of Capitalized Interest	19,865	—
Capitalized Interest	(220,772)	—

Earnings	$36,606,981	$(3,693,625)

Interest Expense	$15,131,967	$6,484,739
Portion of Rent Related to Interest	1,393,579	907,702
Capitalized Interest	220,772	—

Fixed Charges	16,746,318	7,392,441

Preferred Stock Dividends	—	—

Combined Fixed Charges and Preferred Stock Dividends	$16,746,318	$7,392,441

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.2x	—

Deficiency	$—	$11,086,066